Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all employees of Adobe Systems Incorporated on April 18, 2005:

To: All Adobe Employees
From: Bruce Chizen and Shantanu Narayen
Re: Adobe to Acquire Macromedia

        We are excited to announce we have signed a definitive agreement to acquire San Francisco, CA-based Macromedia, a leading provider of solutions to create and deliver effective, compelling, and memorable experiences—on the Internet, on fixed media, on wireless and on digital devices.

        This is an incredible opportunity for both companies. It brings together two passionately innovative and creative technology leaders who excel in developing software solutions that help people and businesses communicate better. This acquisition significantly accelerates our strategy to offer customers full, integrated solutions for next generation communication and interaction.

WHY MACROMEDIA?

        When we first discussed with Macromedia the possibility of combining our two companies, it was immediately clear that we share a similar vision for helping our customers in this ever-changing world of communication. It also became very apparent that the foundation for each company's success is the same—world-class technologies and products, and passionate and innovative employees.

        Through the combination of our powerful development, authoring and collaboration tools, and the complementary functionality of PDF and Flash, we have the opportunity to meet a wider set of customer needs. Additionally, we have a significant opportunity to grow in new markets, particularly in the mobile and enterprise segments. This is the ideal time for the two companies to come together given the momentum we both have.

INTEGRATING MACROMEDIA

        Today's announcement is exciting and, naturally, we all are eager to begin our work together as a combined company. Until the transaction closes however, it is imperative both companies continue to operate independently.

        We anticipate the transaction to close in the fourth quarter calendar year 2005. A small team focused on planning the integration of the two companies is being assembled. This team will be managed by the Adobe/Macromedia Integration Program Office, headed up by a senior-level executive from each company. Jim Briody, vice president, Corporate Services, will take this role representing the Adobe team. For regulatory reasons, all communication between the two companies regarding the acquisition must go through the Integration Program Office.

        We realize there will be many questions in the coming weeks. Please be patient and stay focused on our current business priorities. The Integration Program Office will issue periodic updates on how the integration planning is progressing. All questions regarding the transaction should be directed to the Program Office at mailto:empcomm@adobe.com. Please include "Integration Question" as the subject of your email.

MOMENTUM CONTINUES

        We are half-way through our second quarter, and are doing incredibly well. In today's intra-quarter update we announced that we expect to achieve results toward the high end of our target ranges. Additionally, we had a very successful launch event announcing Creative Suite 2 just two weeks ago, and are even more pleased to report that the Suite went GM last week!

        We have many more new products in the pipeline to deliver to customers this year and have generated awesome momentum toward delivering another record year. Let's make it happen!

—Bruce and Shantanu

MORE INFORMATION

Q&A SESSION FOR ADOBE EMPLOYEES

        In an effort to share more information and answer some of the questions you may have regarding the Macromedia acquisition, a Q&A document has been prepared http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInterna1FAQs.pdf Additionally, there will be an online employee Q&A session today, April 18, at 10:00 a.m. PT. Please see Inside Adobe for information on how to join an audio webcast with Bruce Chizen, Shantanu Narayen, John Brennan, and Macromedia president and CEO, Stephen Elop.

        If after reviewing the Q&A document and participating the Q&A session you still have unanswered questions, please contact your senior management. You may also submit questions via email to mailto:empcomm@adobe.com. Please include "Acquisition Question" as the subject of your email.

EXTERNAL RESOURCES

        A press release regarding the Macromedia acquisition can be found in the Press Room on Adobe.com (http://www.adobe.com/aboutadobe/pressroom/main.html). Additionally, a conference call for investors was held this morning. You may listen to a playback of the call by calling 1-800-642-1687 (U.S.) or 1-706-645-9291 (outside the U.S.); use reservation number 5643249. The playback will be available beginning today at 9:00 a.m. ET through Wednesday, April 20, 2005 at 12:59 p.m. ET.

        Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations:

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Macromedia Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.